IAMGOLD ANNOUNCES CFO SUCCESSION: DANIELLA DIMITROV APPOINTED

Toronto, Ontario, March 9, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce the appointment of Daniella Dimitrov to the role of Chief Financial Officer, effective March 29, 2021. Ms. Dimitrov is a highly accomplished and respected executive, with extensive leadership experience in both the capital markets and mining industries. Ms. Dimitrov succeeds Carol Banducci, who retires on March 31, 2021 following a successful 14-year career with IAMGOLD.

"I am very pleased to welcome Daniella to the IAMGOLD team. She brings a wealth of mining industry and financial and capital markets experience to her new role, which will support the Company's targeted transformation to a lower cost, more geographically balanced, million-ounce producer of gold," said Gordon Stothart, President and CEO of IAMGOLD.

Ms. Dimitrov joins IAMGOLD from Sprott Capital Partners ("Sprott"), where she is Partner, Investment Banking. Prior to Sprott, she served as President and CEO and as CFO of Orvana Minerals, as Executive Vice Chair of Baffinland Iron, as COO of Dundee Securities, and in various corporate development roles in mining and financial services. Ms. Dimitrov also brings 15+ years of governance experience with the Canadian Securities Administrators, Ontario's Mining Advisory Group and several mining companies. She holds a Global Executive M.B.A. from the Kellogg School of Management and Schulich School of Business as well as a law degree from the University of Windsor. Ms. Dimitrov was chosen as one of the Top 100 Global Inspirational Women in Mining for 2016 and speaks frequently on various topics including capital management, talent management and ESG.

Mr. Stothart continued, "I would also like to thank Carol for her partnership over the years, through many challenges, triumphs and market cycles. She leaves the Company in a healthy financial position, fully funded for the construction of the Côté Gold Project and the future transformation of IAMGOLD. We will miss her dedication and perspective, and I sincerely wish her all the best in her well-deserved retirement."

Carol Banducci joined IAMGOLD in July 2007, providing strategic direction and leadership to the finance, information technology and investor relations teams over the course of her tenure with the Company.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm®, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

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